SECURITII 11020111)N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Wash., DC

SEC FILE NUMBER
8- 67055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECONDMARKET, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 BROADWAY 12TH FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIMCHA WURTZEL (212) 668-3917
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SIMCHA WURTZEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECONDMARKET, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT B PASSET
NOTARY PUBLIC
STATE OF NEW YORK

Signature

CONTROLLER - FINOP

Title

Notary Public exp. 3/10/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SecondMarket, Inc.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 17,504,561
Cash segregated under federal regulations	13,407,966
Receivable from clearing broker	151,272
Commissions receivable	2,380,033
Securities owned, at fair value	72,183
Property, equipment and leasehold improvements, net	773,555
Deferred taxes, net	938,310
Prepaid expenses and other assets	299,549
Total assets	$ 35,527,429
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,656,440
Due to Parent, net	3,917,105
Due to customers	13,407,966
Total liabilities	18,981,511
Commitments and Contingencies (Note 10)	
Stockholder's equity	
Common stock, $0.01 par value;100,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	4,268,555
Retained earnings	12,276,363
Total stockholder's equity	16,545,918
	$ 35,527,429

The accompanying notes are an integral part of the financial statement.

1. Nature of Business

SecondMarket, Inc. (the "Company") was formed under the laws of the State of Delaware on June 8, 2005. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is providing a marketplace for transactions in illiquid assets, including auction-rate securities, private company stock and restricted securities. The Company is a wholly owned subsidiary of SecondMarket Holdings, Inc. (the "Parent").

2. Summary of Significant Accounting Policies

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting polices followed by the Company:

Cash Equivalents
The Company considers short-term investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Cash Segregated Under Federal Regulations
Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. At December 31, 2010, the Company held customer funds of $13,407,966, which were segregated in a special reserve bank account for the exclusive benefit of customers.

Securities Owned, at Fair Value
The Company records securities owned on trade date. Securities owned are held at fair value.

Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation methods. The accounting standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Property, Equipment and Leasehold Improvements
Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

	Estimated Useful Life	**Principal Method**
Asset		
Computer hardware and software	3 years	Straight Line
Communication systems	5 years	Straight Line
Furniture and fixtures	5 years	Straight Line
Equipment	3 years	Straight Line

Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the lease or the estimated useful life of the improvement.

Stock-Based Compensation
The Company's employees participate in the Parent's stock-based compensation award program, and the cost of such awards is charged to the Company. The Company accounts for all stock-based compensation in accordance with ASU 718, which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on grant-date fair value of the award.

Income Taxes
The Company files its federal income tax return on a consolidated basis with its Parent and on a combined basis for state and local income taxes. Income tax expense is computed by the Company on a separate company filing basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2010, no provision for income tax uncertainties is required in the Company's financial statements. The Federal, New York State and New York City are the major tax jurisdictions that the Company is currently filing in and the earliest tax year subject to examination is 2007 through 2009.

The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Due to Parent, net in the Statement of Financial Condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities Owned, at Fair Value

Securities owned consists of equities and warrants to purchase common stock.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
Equities	$ 54,477	$ 11,730	$ 4,680	$ 70,887
Warrants to purchase common stock	-	1,296	-	1,296
	$ 54,477	$ 13,026	$ 4,680	$ 72,183

For the year ended December 31, 2010, the Company did not have transfers in or out of levels 1, 2 and 3 in the fair value hierarchy.

As of December 31, 2010 the Company's balance of level 3 assets was $4,680. No gains or losses were recorded on these assets during the year.

4. Property, Equipment and Leasehold Improvements

Details of property, equipment and leasehold improvements at December 31, 2010 are as follows:

Computer hardware and software	$ 657,146
Communications systems	21,613
Furniture and fixtures	208,682
Equipment	69,722
Leasehold improvements	567,279
	1,524,442
Less: Accumulated depreciation and amortization	(750,887)
	$ 773,555

5. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $12,028,593, which was approximately $11,657,023 in excess of its minimum requirement of approximately $371,570.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and (k)(2)(ii). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. The Company maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers" for such customer funds received.

6. Income Taxes

Deferred income taxes result from temporary differences primarily related to non-cash compensation, the treatment of unrealized loss on securities for tax purposes and depreciation methods used for tax purposes, which result in a net deferred tax asset of $1,067,621 at December 31, 2010. A valuation allowance of $129,311 has been recorded against the deferred tax assets at December 31, 2010 as management believes their realized and unrealized securities losses will not meet the standard of more likely than not to be realized. These losses are capital in nature for tax purposes. At December 31, 2010, realized losses of $41,783 have carryback periods of 3 years and carryforward periods of 5 years.

The difference between the provision for income taxes reported in the financial statements and the provision for income taxes computed by applying the statutory federal rate to income is primarily attributable to state and local taxes.

At December 31, 2010, income taxes payable of $4,057,939 are included in Due to Parent, net in the Statement of Financial Condition.

7. Off Balance Sheet Risk and Concentrations of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The receivable from clearing broker of $151,272 includes a $100,000 deposit that the Company is required to maintain with its clearing broker.

At December 31, 2010, all cash and cash equivalents were held at one institution.

8. Stock Based Compensation

Pursuant to a stock incentive plan, the Parent of the Company provides for the issuance of stock-based compensation, including warrants and options to purchase common stock of the Parent and restricted stock of the Parent. The granting of stock-based compensation is at the sole discretion of the Parent's Board of Directors. Warrant and option grants have an exercise price not less than the fair market value at the date of grant. Generally, these warrants and options vest over a period of one to four years and expire between the fifth and seventh anniversary from the grant date, in accordance with each respective warrant or option agreement.

The Company bears the costs associated with warrants and options to purchase common stock in the Parent and restricted stock of the Parent granted to its employees.

A summary of the status of the warrants and options attributable to the employees of SecondMarket, Inc., in the Parent's Plan as of December 31, 2010, and changes during the year then ended, is presented below:

	Number of Warrants	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,273,281	-	$ 0.80
Granted	-	530,174	5.04
Exercised	(264,832)	-	0.61
Forfeited	(100,016)	(1,321)	0.79
Outstanding at end of year	908,433	528,853	$ 2.40

During the year ended, December 31, 2010, holders of warrants forfeited 100,016 of unvested warrants, and holders of options forfeited 1,321 of unvested options.

At December 31, 2010, 908,433 warrants and 528,853 options were outstanding as follows:

Outstanding Warrants	Outstanding Options	Exercise Price	Percentage Vested at December 31, 2010	Approximate Remaining Life of Warrants/Options (Years)
539,175	-	$ 0.63	50.00 %	3.6
46,872	-	$ 0.63	25.00 %	4.1
125,000	-	$ 0.87	62.50 %	3.0
50,000	-	$ 0.87	50.00 %	3.0
147,386	-	$ 1.76	26.49 %	5.1
-	528,853	$ 5.04	0.00 %	5.4

The Company uses the Black-Scholes pricing model to determine the fair value of warrant and option grants made in 2010 and previously. The following assumptions were applied in determining the fair value of each option granted during the year ended December 31, 2010:

Risk-free interest rate	2.9 %
Expected term	6.4 years
Expected volatility	32.2 %
Expected dividend yield	0.0 %

The grant date weighted-average fair value of the 530,174 options that were granted during 2010 was $1.00 per option.

During the year ended December 31, 2010, 123,940 shares of restricted stock of the Parent were granted to the employees of SecondMarket, Inc. with a weighted-average fair value of $5.04. 30,985 shares of restricted stock vested during the year with a total fair value of $156,164. No shares of restricted stock were forfeited during the year ended December 31, 2010.

The Company approved the award of deferred compensation to certain employees of the Company in December 2010 aggregating $1,959,607. Such deferred compensation becomes vested to each eligible employee over a period of 36 months, provided that the employee remains continuously employed by the Company over the vesting period. This deferred compensation will be amortized by the Company on a straight-line basis over a 36 month period.

9. Related Party Transactions

The Company has entered into a services agreement with the Parent which extends through May 31, 2015, whereby the Parent is to pay for various goods and services to the Company. $55,672 of these expenses are owed to the Parent at December 31, 2010 and are included in Due to Parent, net on the Statement of Financial Condition.

The Company's employees participate in the Parent's 401(k) savings plan whereby employees may voluntarily contribute up to 16.5% of their annual compensation. The Company does not match employee contributions.

10. Commitments and Contingencies

ASU Section 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

Pursuant to the Company's services agreement with the Parent, the Company has contractual obligations for expenses related to premises, facilities and technology support through May 31, 2015. Such future minimum payments are set forth below:

	Premises and Facilities	Technology Support	Total
2011	$ 723,999	$ 3,004,200	$ 3,728,199
2012	608,753	3,004,200	3,612,953
2013	363,996	3,004,200	3,368,196
2014	363,996	3,004,200	3,368,196
2015	151,665	1,251,750	1,403,415
	$ 2,212,409	$ 13,268,550	$ 15,480,959

11. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

On February 1, 2011, the Company distributed $400,000 to the Parent. During the year ended December 31, 2011, the Company expects to distribute an additional $4,000,000, in aggregate, to the Parent.

SecondMarket, Inc.

Statement of Financial Condition
December 31, 2010

SecondMarket, Inc.
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Stockholder of SecondMarket, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SecondMarket, Inc. (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us